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                                 SCHEDULE 13E-3/A

                                  (Rule l3e-1)
        Transaction Statement Pursuant to Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder

                               (Amendment No. 12)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Rule 13e-3 Transaction Statement
                           (Pursuant to Section 13(e)
                     of the Securities Exchange Act of 1934)

                          HERBALIFE INTERNATIONAL, INC.

                                (Name of Issuer)

                          HERBALIFE INTERNATIONAL, INC.
                                   MARK HUGHES
                           MH MILLENNIUM HOLDINGS LLC
                        MH MILLENNIUM ACQUISITION CORP.

                       (Name of Persons Filing statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE

                        (Title of Classes of Securities)

                                    ---------

                               426908208 (CLASS A)
                               426908307 (CLASS B)

                     (CUSIP Number of Classes of Securities)

                                   -----------

                          Herbalife International, Inc.
                             1800 Century Park East
                          Los Angeles, California 90067
                               Tel: (310) 410-9600
                         Attn. Robert A. Sandler, Esq.

      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                              Anthony T. Iler, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                               ------------------
                               ------------------

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     The filers hereby amend and supplement their Schedule 13e-3, filed
September 17, 1999 (as amended, the "Schedule 13e-3"), as set forth in this Amendment No. 12. Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statement on Schedule 14D-1 of MH Millennium Holdings LLC and its wholly owned subsidiary MH Millennium Acquisition Corp. filed with the SEC on September 17, 1999, as amended.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

     Items 3(a) and 3(b) of the Schedule 13E-3 are hereby amended as follows:

     Insert the following paragraph immediately before the discussion set forth in "SPECIAL FACTORS - RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER AND THE MERGER" on page 10 of the offer to
Purchase:

     On March 9, 2000, Mr. Hughes requested that the Special Committee agree to an amendment to the Merger Agreement to extend beyond March 31, 2000, the date after which the Board of Directors may terminate the Merger Agreement in the event that the Merger had not been completed. On March 30, 2000, the Special Committee advised Mr. Hughes that the Special Committee would agree to an amendment to the Merger Agreement extending such date to April 14, 2000.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS:

     Item 17 of the Schedule 13E-3 is supplemented by adding the following information thereto:

(d)(14) Press Release, dated as of March 31, 2000 (incorporated herein by reference to Exhibit (a)(21) of amendment number 15 to Schedule 14D-1).


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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


April 3, 2000                         HERBALIFE INTERNATIONAL, INC.




                                      By:  /s/ TIMOTHY GERRITY
                                           ----------------------------------
                                           Name: Timothy Gerrity
                                           Title: Chief Financial Officer


                                      MARK HUGHES



                                      By:  /s/ MARK HUGHES
                                           ----------------------------------
                                           Name: Mark Hughes


                                      MH MILLENNIUM HOLDINGS LLC



                                      By:  /s/ MARK HUGHES
                                           ----------------------------------
                                           Name: Mark Hughes
                                           Title: Managing Member


                                      MH MILLENNIUM ACQUISITION CORP.



                                      By:  /s/ MARK HUGHES
                                           ----------------------------------
                                           Name: Mark Hughes
                                           Title: President
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                                 EXHIBIT INDEX



EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
(d)(14)       Press Release, dated as of March 31, 2000 (incorporated herein by reference to Exhibit (a)(21) of amendment number 15 to Schedule 14D-1).